
KARTON AG


04030886

Report on the first Quarter of 2004


PROCESSED
JUN 22 2004
THOMSON FINANCIAL

- Period results exceed previous year's levels
- High capacity utilization in all Divisions
- Increased price competition in cartonboard and folding cartons
- Sustained improvement of European demand still not in sight

Mayr-Melnhof Group Key Indicators

(US GAAP, unaudited)

(consolidated, in millions of EUR)	1st Quarter Jan.1-Mar.31, 2004	Jan.1-Mar.31, 2003	+/-
Sales	367.1	340.4	+7.8%
EBITDA	62.1	58.3	+6.5%
EBITDA margin (%)	16.9%	17.1%	
Operating profit	40.0	39.4	+1.5%
Operating margin (%)	10.9%	11.6%	
Income before income taxes and minority interests	39.9	37.1	+7.5%
Income taxes	(13.4)	(14.5)	
Net income	26.1	22.2	+17.6%
Net income margin (%)	7.1%	6.5%	
Basic earnings per share (in EUR)	2.37	2.02	
Diluted earnings per share (in EUR)	2.37	2.01	
Cash earnings	48.7	44.4	+9.7%
Cash earnings margin (%)	13.3%	13.0%	
Capital expenditures	14.7	9.2	
Depreciation and amortization	22.2	20.8	

	Mar.31, 2004	Dec.31, 2003
Stockholders' equity (in millions of EUR)	664.6	637.3
Total liabilities and stockholders' equity (in millions of EUR)	1,250.0	1,184.6
Equity to total assets (%)	53.2%	53.8%
Net debt (in millions of EUR)	(95.2)	(78.2)
Enterprise value (in millions of EUR)	1,140.3	1,059.4
Employees	6,901	6,806

Group Report

Dear Shareholders,

Your company registered high capacity utilization in all Divisions during the first quarter of 2004. For MM-Karton, this was partly due to seasonality, but can be attributed primarily to the sales opportunities in Non-European markets. MM-Packaging and MM-Graphia benefited from stable consumer behavior despite short-term demand. This led to an increased earnings contribution of the converting sector during the first quarter of 2004, which closed with period results exceeding the previous year's levels.

The current economic development increasingly confirms our cautious forecasts, as a sustained improvement in Western European demand is still not in sight. Therefore pressure on sales prices will continue. From the current perspective, waste paper prices are not expected to join the general upswing in raw material prices.

Statement of Income

In the first quarter of 2004 the Mayr-Melnhof Group achieved consolidated sales of EUR 367.1 million resulting in an increase of 7.8 % or EUR 26.7 million compared to the previous year's level (Q1 2003: EUR 340.4 million). This rise is attributable to organic growth as well as the first-time full consolidation of the CP Schmidt packaging group.

At EUR 40.0 million operating profit was slightly above last year's level (Q1 2003: EUR 39.4 million) as the converting sector compensated the price related decline in earnings from the cartonboard business.

Interest expense equaled interest income. In the first quarter of 2003 net interest expense amounted to EUR -0.4 million.

Income before income taxes and minority interests amounted to EUR 39.9 million which is EUR 2.8 million above the first quarter of 2003 (EUR 37.1 million).

Income taxes stood at EUR 13.4 million (Q1 2003: EUR 14.5 million). The effective tax rate fell to 33.6 % (Q1 2003: 39.1 %). This reduction results from the discontinuation of non-taxable expenses compared to the previous year as well as from taxable expenses resulting from previous years.

Net income amounted to EUR 26.1 million, representing an increase of EUR 3.9 million or 17.6 % compared to the previous year's level (Q1 2003: EUR 22.2 million).

In the first quarter of 2004 no shares were repurchased through the share repurchase program. In the period under review 11,024,152 shares were in circulation. On this basis, the basic earnings per share reached EUR 2.37 compared to EUR 2.02 in the previous year's period.

Assets, Capital Resources, Liquidity

The Mayr-Melnhof Group's balance sheet total increased by EUR 65.4 million compared to 12/31/2003 and reached EUR 1,250.0 million. This change mainly results from the period net income and the first-time full consolidation of the CP Schmidt group.

Financial liabilities at EUR 162.3 million remained almost unchanged (12/31/2003: EUR 164.2 million). Total resources available to the Group increased by EUR 15.1 million (12/31/20003: EUR 242.4 million). Consequently, the Group continues to have no net debt (03/31/2004: EUR -95.2 million; 12/31/2003: EUR -78.2 million).

Cash Flow Development

The cash flow from operating activities totaled EUR 38.2 million (Q1 2003: EUR 37.4 million).

The cash flow from investing activities amounted to EUR -19.4 million (Q1 2003: EUR -14.9 million). This change derives from an increase in disbursements for tangible and intangible assets. The largest investments during the first quarter of 2004 concerned the stock preparation at the Neuss board mill and the construction of a production reject incineration plant at the Hirschwang mill.

The cash flow from financing activities was EUR -1.5 million and results from the repayment of financial liabilities (Q1 2003: EUR 0.3 million).

The dividend of Mayr-Melnhof Karton AG for the 2003 financial year will be paid out on June 1, 2004.

Further information

In January 2004, the Division MM-Packaging acquired an additional 25 % interest for thous. EUR 6,872.9 in the German folding carton producer C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH, and VTV Verpackungstechnische Verfahren GmbH, increasing its existing 50 % interest to 75 %. As a consequence, the joint ventures C.P. Schmidt Verpackungs-Werk GmbH & Co. KG, C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH, and VTV Verpackungstechnische Verfahren GmbH, previously accounted for using the proportionate method, are fully consolidated as from January 1, 2004.

Outlook

The order intake during the first weeks of the second quarter of 2004 currently allows for a satisfactory utilization of capacities in the Divisions. As in the previous quarter, MM-Karton registers high capacity utilization, particularly due to orders from Non-European markets. European demand for consumer goods and consequently for cartonboard packaging, however, still lacks drive and growth. As a result, it is becoming more difficult to stabilize average prices in Western Europe. Otherwise, the European markets for waste paper, reflecting the general demand situation, give no indication of any significant change.

Our aim is to maintain high levels of profitability in all Divisions. Continuous cost reductions will therefore remain a prime necessity. Our expansion strategy applies to all three Divisions, with the highest priority on targets in Central and Eastern Europe.

Report on the Divisions

Mayr-Melnhof Karton

Due to seasonality and the utilization of sales opportunities in Non-European markets, MM-Karton registered a very satisfactory capacity utilization of 96 % during first quarter of 2004 after 82 % in the fourth quarter of 2003 (Q1 2003: 95 %). The average order backlog was approximately 70,000 tons (Q1 2003: 55,000 tons).

At 399,000 and 401,000 tons respectively, cartonboard sales and production exceeded the previous year's levels of 377,000 and 373,000 tons. As in last year's first quarter, approximately 77 % of the quantity delivered was sold in Europe, while 23 % was sold on Non-European markets. Due to increased price pressure in Europe and structurally lower prices on the overseas markets, the average sales price of MM-Karton was below the level of the previous year's period.

During the first three months of 2004, the market for waste paper, the most important raw material for the production of recycled fiber-based cartonboard, was mainly stable, at a slightly higher level than in the previous quarter. Following the allocation of Kyoto emission certificates to the Austrian board mills, we do not expect any significant effects on the Division's earnings situation.

The rise in sales from EUR 203.4 million to EUR 206.8 million is entirely due to the increase in the volume of goods dispatched. Despite high capacity utilization, the operating profit decreased from EUR 25.9 million to EUR 21.8 million, essentially as a result of lower average prices. Therefore the operating margin was 10.5 % (Q1 2003:12.7 %).

Fire at the Eerbeek Board Mill

In mid-April a fire caused considerable damage at the Eerbeek board mill, resulting in an interruption of production for several weeks. Fortunately nobody was injured. Both board machines as well as the power station and the central stock preparation system remained intact. The damage is covered by the insurance program. In the meantime, customers are being supplied by other MM-mills.

Divisional Indicators MM-Karton (US GAAP, unaudited)

(in millions of EUR)	1st Quarter		
	2004	2003	+/-
Sales[1]	206.8	203.4	+1.7%
Operating profit	21.8	25.9	-15.8%
Operating margin (%)	10.5%	12.7%	
Tonnage produced (in thousands of tons)	401	373	+7.5%

[1] including interdivisional sales

Mayr-Melnhof Packaging

Development of the European market volume for folding cartons remained moderate in the first three months of 2004. However, the companies of the MM-Packaging Division considerably improved capacity utilization. This was made possible as MM-Packaging, being the leading European producer of folding cartons, could utilize the opportunities resulting from the retailers' and multinational customers' concentration of folding carton procurement. At the same time, however, pressure on terms and conditions remains undiminished. As a result of productivity increases, high flexibility in production and the employment of the latest technology, MM-Packaging achieved solid earnings in the first quarter of 2004.

The tonnage converted was at 83,000 tons (Q1 2003: 79,000 tons). Sales rose by 10.7 % to EUR 112.8 million. Simultaneously, the operating profit improved by 38.6 % from EUR 5.7 million to EUR 7.9 million. This resulted in an operating margin of 7.0 % after 5.6 % in the first quarter of 2003.

Acquisition of folding carton operation in Valencia, Spain
Through the acquisition of the folding carton business of Alcan Packaging Alzira S.A., MM-Packaging operates its first folding carton plant in Spain, one of Europe's most important consumer goods markets. The company mainly produces detergent packaging and, with about 200 employees, achieved sales of approximately EUR 27 million in 2003. The transaction is expected to be finalized by the end of May 2004.

Divisional Indicators MM-Packaging (US GAAP, unaudited)

	1st Quarter		
(in millions of EUR)	**2004**	2003	+/-
Sales[1]	112.8	101.9	+10.7%
Operating profit	7.9	5.7	+38.6%
Operating margin (%)	7.0%	5.6%	
Tonnage processed (in thousands of tons)	83	79	+5.1%

[1] including interdivisional sales

Mayr-Melnhof Graphia

MM-Graphia registered a very satisfactory development of sales during the first quarter of 2004. However, a significant increase in tobacco duties in countries like France is already having some dampening effects, whereas the Eastern European markets are still experiencing dynamic growth.
On the whole, the business segment of confectionary packaging also developed successfully.

The converted tonnage of cartonboard and paper totaled 24,000 tons (Q1 2003: 23,000 tons).

Due to the high selling performance, sales could be increased by 29.4 % to EUR 76.2 million (Q1 2003: EUR 58.9 million).
The operating profit was improved by 32.1 % to EUR 10.3 million, leading to an operating margin of 13.5 % (Q1 2003: 13.2 %).

Divisional Indicators MM-Graphia (US GAAP, unaudited)

	1st Quarter		
(in millions of EUR)	**2004**	2003	+/-
Sales[1]	76.2	58.9	+29.4%
Operating profit	10.3	7.8	+32.1%
Operating margin (%)	13.5%	13.2%	
Tonnage processed (in thousands of tons)	24	23	+4.3%

[1] including interdivisional sales

Consolidated Statements of Income

(US GAAP, unaudited)

(all amounts in thousands of EUR except share and per share data)	1st Quarter	
	Jan.1-Mar.31, 2004	Jan.1-Mar.31, 2003
Sales	367,083.0	340,446.0
Cost of sales	(277,861.6)	(255,544.0)
Gross margin	**89,221.4**	**84,902.0**
Selling, general and administrative expenses	(51,226.9)	(48,736.5)
Other operating income - net	1,975.8	3,201.7
Operating profit	**39,970.3**	**39,367.2**
Interest income	1,427.1	1,775.7
Interest expense	(1,429.5)	(2,142.1)
Equity expense - net	0.0	(123.0)
Other - net	(18.7)	(1,771.5)
Income before income taxes and minority interests	**39,949.2**	**37,106.3**
Income taxes	(13,368.6)	(14,504.8)
Income before minority interests	**26,580.6**	**22,601.5**
Minority interests	(450.8)	(397.5)
Net income	**26,129.8**	**22,204.0**
Basic average number of shares outstanding (in thousands)	11,024.2	11,009.4
Basic earnings per share	**2.37**	**2.02**
Diluted average number of shares outstanding (in thousands)	11,024.2	11,021.3
Diluted earnings per share	**2.37**	**2.01**

Consolidated Balance Sheets

(US GAAP, unaudited)

ASSETS (all amounts in thousands of EUR)	**End 1st Quarter Mar.31, 2004**	Year End Dec.31, 2003
Current		
Cash and cash equivalents	184,063.4	166,338.7
Trade accounts receivable, net of allowances for doubtful accounts	193,810.3	146,411.0
Inventories	156,990.5	160,153.1
Prepaid expenses and other current assets	49,625.8	46,965.7
Deferred income taxes	7,602.6	8,003.9
Total current assets	**592,092.6**	**527,872.4**
Investments and long-term financial assets	91,020.1	93,108.8
Property, plant and equipment - net	504,058.5	500,252.9
Deferred income taxes	3,318.6	4,065.9
Intangible assets - net, including goodwill of EUR 31,969.7 and EUR 30,949.0 in 2004 and 2003, respectively	40,148.3	40,038.3
Prepaid pension cost	19,353.6	19,226.4
Total assets	**1,249,991.7**	**1,184,564.7**

LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)		
Current		
Trade liabilities	99,720.6	89,737.6
Accrued expenses and other liabilities	142,907.1	129,386.1
Deferred income	3,106.1	3,971.3
Deferred income taxes	1,080.3	956.6
Short-term borrowings	9,107.7	8,951.7
Current portion of long-term bank debt	59,822.2	59,660.0
Current portion of obligations under capital leases	7,280.4	7,711.9
Provisions for income taxes	36,260.4	24,787.5
Total current liabilities	**359,284.8**	**325,162.7**
Long-term debt	79,558.1	80,690.5
Obligations under capital leases	6,533.5	7,074.7
Other long-term liabilities	74,757.4	73,601.4
Deferred income taxes	51,063.8	51,562.4
Minority interests	14,180.8	9,130.6
Capital stock	87,240.0	87,240.0
Additional paid-in capital	169,213.4	169,213.4
Retained earnings	475,890.4	449,760.6
Accumulated other comprehensive loss	(14,629.7)	(15,770.8)
Treasury stock at cost	(53,100.8)	(53,100.8)
Stockholders' equity	**664,613.3**	**637,342.4**
Total liabilities and stockholders' equity	**1,249,991.7**	**1,184,564.7**

Consolidated Statements of Changes in Stockholders' Equity

(Condensed version US GAAP, unaudited)

	1st Quarter					
(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock at cost	Total stockholders' equity
Balance at January 1, 2004	**87,240.0**	**169,213.4**	**449,760.6**	**(15,770.8)**	**(53,100.8)**	**637,342.4**
Comprehensive income:						
Net income			26,129.8			26,129.8
Other comprehensive income (loss)				1,141.1		1,141.1
Total comprehensive income						27,270.9
Balance at March 31, 2004	**87,240.0**	**169,213.4**	**475,890.4**	**(14,629.7)**	**(53,100.8)**	**664,613.3**
Balance at January 1, 2003	**87,240.0**	**169,594.3**	**380,900.3**	**(9,025.0)**	**(56,681.7)**	**572,027.9**
Comprehensive income:						
Net income			22,204.0			22,204.0
Other comprehensive income (loss)				(4,134.6)		(4,134.6)
Total comprehensive income						18,069.4
Sale of treasury stock		67.1			3,580.9	3,648.0
Balance at March 31, 2003	**87,240.0**	**169,661.4**	**403,104.3**	**(13,159.6)**	**(53,100.8)**	**593,745.3**

Consolidated Statements of Cash Flows

(Condensed version US GAAP, unaudited)

	1st Quarter	
(all amounts in tausends of EUR)	**Jan.1-Mar.31, 2004**	Jan.1-Mar.31, 2003
Cash flow from operating activities	38,238.5	37,433.7
Cash flow from investing activities	(19,357.3)	(14,934.8)
Cash flow from financing activities	(1,519.5)	343.8
Effect of exchange rate changes on cash and cash equivalents	363.0	(529.3)
Net change in cash and cash equivalents (<3 months)	**17,724.7**	**22,313.4**
Cash and cash equivalents (<3 months) at the beginning of the period	**166,338.7**	**149,147.1**
Cash and cash equivalents (<3 months) at the end of the period	**184,063.4**	**171,460.5**
Adjustments to reconcile cash and cash equivalents to total funds available to the Group:		
Current and non-current available-for-sale securities	73,362.4	74,402.4
Total funds available to the Group	**257,425.8**	**245,862.9**

Quarterly Overview

(US GAAP, unaudited)

Mayr-Melnhof Group

(consolidated in millions of EUR)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003	**1st Quarter 2004**
Sales	340.4	319.7	347.8	312.7	**367.1**
EBITDA	58.3	50.6	56.5	49.1	**62.1**
EBITDA margin (%)	17.1%	15.8%	16.2%	15.7%	**16.9%**
Operating profit	39.4	31.1	34.8	30.9	**40.0**
Operating margin (%)	11.6%	9.7%	10.0%	9.9%	**10.9%**
Income before income taxes and minority interests	37.1	29.4	35.2	30.6	**39.9**
Income taxes	(14.5)	(11.8)	(9.8)	(3.5)	**(13.4)**
Net income	22.2	16.7	25.8	26.2	**26.1**
Net income margin (%)	6.5%	5.2%	7.4%	8.4%	**7.1%**
Basic earnings per share (in EUR)	2.02	1.51	2.34	2.38	**2.37**
Diluted earnings per share (in EUR)	2.01	1.52	2.33	2.39	**2.37**

Divisions

(in millions of EUR)	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003	**1st Quarter 2004**
MM-Karton					
Sales[1]	203.4	182.0	193.6	176.6	**206.8**
Operating profit	25.9	17.8	18.5	18.1	**21.8**
Operating margin (%)	12.7%	9.8%	9.6%	10.2%	**10.5%**
Tonnage produced (in thousands of tons)	373	343	372	338	**401**
MM-Packaging					
Sales[1]	101.9	98.3	101.1	98.4	**112.8**
Operating profit	5.7	6.7	6.6	5.7	**7.9**
Operating margin (%)	5.6%	6.8%	6.5%	5.8%	**7.0%**
Tonnage processed (in thousands of tons)	79	74	82	79	**83**
MM-Graphia					
Sales[1]	58.9	63.0	78.2	61.9	**76.2**
Operating profit	7.8	6.6	9.7	7.1	**10.3**
Operating margin (%)	13.2%	10.5%	12.4%	11.5%	**13.5%**
Tonnage processed (in thousands of tons)	23	22	25	21	**24**

[1] including interdivisional sales

The Management Board
of Mayr-Melnhof Karton AG

Results for the first half-year of 2004 will be released on August 25, 2004.

Mayr-Melnhof Shares

Relative Performance of MM Shares 2003/2004 (December 30th, 2002 = 100)



MM
ATX
MSCI (Europe/Forest Products and Paper)
170
160
150
140
130
120
110
100
90
80
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.
Apr.

Share price (closing price)	
as of May 4, 2004	107.8 EUR
2004 High	110.11 EUR
2004 Low	96.4 EUR
Stock performance (Year-end 2003 until May 4, 2004)	+13.1 %
Number of shares issued	12 million
Market capitalization as of May 4, 2004 (in million of EUR)	1,188

Share Repurchase Program

Since March 19, 2001, the Mayr-Melnhof Group has been purchasing own shares. The maximum repurchase volume is limited to 1.2 million shares or 10 % of the capital stock. The current repurchase program will end on November 13, 2004 at the latest. An application to extend the authorization to repurchase own shares until November 18, 2005 will be submitted at the 10th Ordinary Shareholders' Meeting. As of March 31, 2004, 975,848 own shares or 8.1 % of the capital stock were acquired for EUR 53.1 million including fees. All transactions are published on the Internet under www.mayr-melnhof.com.

Editorial information

Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6, 1041 Vienna, Austria

For further information, please contact:

Stephan Sweerts-Sporck
Investor Relations
Tel. +43/ 1 50136 1180, Fax: +43/ 1 50136 1195

e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com